INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

October 25, 2019

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Robinson Tax Advantaged Income Fund

This letter summarizes the comments provided by Ms. Deborah O’Neill of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on October 10, 2019, regarding Post-Effective Amendment No. 1031 to the Registrant’s Form N-1A registration statement with respect to the Robinson Tax Advantaged Income Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 1040 to the Fund’s Form N-1A registration statement (the “Amendment”) that will be filed concurrently with this response letter.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table

1.	Footnote 3 to the Fees and Expenses Table indicates that the advisor has agreed to waive its fees and/or pay for operating expenses of the Fund until April 30, 2020. The contractual waiver listed in the Fees and Expenses Table must extend one year from the date of the Prospectus. Please confirm the date of the contractual waiver.

Response: The Registrant confirms the contractual waiver will continue until April 30, 2021. The Registrant has revised Footnote 3 and other references in the Prospectus and Statement of Additional Information regarding the date of the contractual waiver, as appropriate.

2.	Given the Fund’s potential for short sales, please confirm that the expenses related to short sales are reflected in the Fees and Expenses Table under “Other Expenses.”

Response: The Registrant so confirms.

Portfolio Turnover

3.	The fourth sentence in the paragraph indicates that the Fund’s portfolio turnover rate was 120% during the most recent fiscal year. Does the Fund engage in frequent and active trading as part of its principal investment strategies? If so, please add disclosure to the principal investment strategies.

Response: The Registrant has added the following sentence to the Principal Investment Strategies sections of the Prospectus:

The Fund may engage in frequent and active trading.

Principal Investment Strategies

4.	Please add (“junk bonds”) following “municipal bonds that are rated below investment grade” contained in the fifth sentence of the second paragraph.

Response: The Registrant has revised the sentence as follows:

Certain Mutual Funds and ETF in which the Fund may choose to invest may have exposure to municipal bonds that are rated below investment grade (“junk bonds”).

5.	The eighth sentence of the second paragraph states, “[t]o seek to hedge against interest rate risk and mitigate the Fund’s exposure to duration risk, the Sub-Advisor may use short positions and invest in short-term investments and derivatives such as options, futures contracts, options on futures contracts and swaps.” Please confirm that all derivatives being utilized by the Fund are disclosed in the Fund’s principal investment strategies.

Response: The Registrant so confirms.

Performance

6.	If there has been a fee change for the Fund or if the Fund was managed differently for a period of time, it should be reflected in the narrative disclosure above the bar chart. Please confirm and add disclosure if applicable.

Response: The Registrant confirms that the fees and management of the Fund have been consistent since the Fund’s inception.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies and Principal Risks of Investing

7.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

FEDERAL INCOME TAX CONSEQUENCES

8.	In the seventh paragraph that discusses return of capital, please add disclosure clarifying for shareholders who periodically receive payments that such payments may look like net profits, but that shareholders should not assume a net profit.

Response: The Registrant has added the disclosure as requested.

9.	Does the Fund intend to report a distribution rate from return of capital? If so, please add disclosure, including the Fund’s distribution yield.

Response: The Registrant confirms that the Fund does not intend to report a distribution rate.

* * * * *

Please contact the undersigned at 626-385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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